Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au


03022880

06/06/2003


SUPPL
SEC MAIL
RECEIVED
PROCESSING
JUN 17 2003
WASH. D.C.
188
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 06 June 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

6/20

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S

SEAFOOD

FOR IMMEDIATE RELEASE
6 June, 2003

Directors Back Themselves With An Increase in Shareholding

BRISBANE: In the ultimate vote of investor confidence, the Board members of Brisbane-based Sam's Seafood Holdings Limited (ASX: SSS) have announced their intention to increase their individual personal share interests in the publicly listed entity.

The Board detailed their plans earlier today in an operational update to investors and the market citing their enthusiasm in the future domestic activities and international expansion potential of one of Australia's favourite stocks on the All Ordinaries.

Chairman, Grahame Denovan explained "Sam's generated over $2 million export revenue in May, representing the largest monthly export total recorded by the Company. We believe this result clearly demonstrates the success of the Company's diverse international marketing strategy. We have capitalised on the export potential of our market, despite the negative impact of world events such as SARS and the war in Iraq".

The Board has predicted that by December 2004 the company's export sales will be 50% of it's total income'. Sam's recently established an office in Britain with plans to replicate the move in the United States shortly.

The market announcement also publicised CEO, Nick Noutsatos' planned trip to the United States next week, during which he will make noteworthy appearances in New York and Boston to promote Sam's Seafood export push of clean and green seafood to a number of significant prospective trade customers. . An extensive overseas agenda will see Mr Noutsatos deliver a maiden address to a large group of prospective US investors during the exclusive Private Equity 2003 forum held at the Harvard Club, New York. The Harvard Club is a much-respected institution within the Harvard Business School of New York, America's oldest university.

Mr Noutsatos' hectic itinerary will also provide an ideal opportunity for the company to progress its American Depositary Receipt program (symbol: SMSFY.PK). The Bank of New York last year sponsored the company's shares to be eligible for trading in the over-the counter (OTC) US financial market. Institutional and sophisticated investor support for the ADRs, (which are the equivalent of five ordinary shares on the Australian market) is being ardently backed by established Denver-based firm, Friedland Capital.

The strong statement issued today by Sam's echoes the strategic direction of the Company following the recent release of a share placement consisting of up to 2.5 million preference converting shares.

Support for the offer has been extremely positive from the institutional and retail sectors with the issue expected to close on 20 June, 2003. Capital raising as a direct result of this offer will enable the Company to instigate its strategic plan to expand into the lucrative international market, exploiting a captive market throughout the US and Europe.

Mr Denovan also added that "the Board are prepared to stand up and be counted", signalling the intention of his fellow directors' to participate in the future growth of the organisation by extending their personal shareholdings.

About Sam's Seafood Holdings Limited (SSS)

Sam's Seafood Holdings Limited (SSS) specialises in the retail and wholesale distribution of seafood products. Sam's listed on the Australian Stock Exchange in 2001 at $1.00, with the shares now featuring a bid of $3.40.

SSS posted a 40% increase in its NPAT to $1m for the December half of 2002 on the basis of a 76% increase in revenue to $25.8 m. The company announced recently that it is on track to achieve a projected revenue figure of $55 m (up from $33.6 million in 2001-02) and record a net profit figure post-tax of $3 m for the current year. This amount includes the revenue associated with the sale and leaseback of one its properties. This result will be directly attributed to the growth and acquisition strategy of both the retail and wholesale commercial sectors.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink Public Relations **3211 9500 / 0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**